FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 13 April, 2018	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Notice of AGM

Notice of Annual General Meeting 2018 and Shareholders’ Circular

Letter from the Chairman

This document is important and requires your immediate attention

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder

This letter is sent on behalf of the Board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:

1.	A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Friday 18 May 2018 (AGM); and

2.	A Proxy Form and Attendance Card for the AGM, or, for shareholders who hold their shares in the AstraZeneca Nominee Service, a Voting Form and Attendance Card. Shareholders who have registered to receive shareholder communications and appoint their proxy electronically will not receive a hard copy Proxy Form and should instead read the instructions within the email sent to notify them of the publication of the Shareholders’ Circular and the Notes on page 9 of this document.

The meeting place for the AGM will be the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30pm (BST).

The business to be conducted at the AGM is summarised below.

Items 1–2: Accounts and Dividend

The purpose of these resolutions, which are proposed as ordinary resolutions, is:

>	To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2017. These can be found in the Annual Report and Form 20-F Information 2017 (Annual Report), which is available on our website, www.astrazeneca.com, or by request from the Company.
>	To confirm the first interim dividend of US$0.90 (68.9 pence, SEK 7.40) per ordinary share and to confirm, as the final dividend for 2017, the second interim dividend of US$1.90 (133.6 pence, SEK 14.97) per ordinary share.

Items 3–4: Reappointment of Auditor and Authority to agree the remuneration of the Auditor

The purpose of these resolutions, which are proposed as ordinary resolutions, is:

>	To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid.
>	To authorise the Directors to agree the remuneration of the Auditor.

Item 5: Election and re-election of Directors

At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election by ordinary resolution are set out in the Notice of AGM and Shareholders’ Circular.

Rudy Markham will be proposed to shareholders for re-election as a Director for the final time at the AGM. Rudy intends to retire from the Board at the conclusion of the annual general meeting in 2019. Although he has served as a Director for over nine years, the Board continues to consider him to be independent in character and judgement, as evidenced by the way in which he discharges his duties as a Board and Board Committee member. The Board also believes it would be in the best interests of shareholders for him to serve for one further year, during a period of Board changes, given his depth of knowledge of the Company and significant non-executive experience. Subject to his re-election by shareholders, his continued tenure will provide a degree of continuity following the appointment of several new Non-Executive Directors to succeed retiring Board members in 2017 and 2018, and will also facilitate an orderly transition of the roles of Chairman of the Audit Committee and senior independent Director.

Shriti Vadera will also be proposed to shareholders for re-election as a Director for the final time at the AGM. Shriti has informed the Board that she will retire as a Director by 31 December 2018, by when she will have served as a Board member for eight years.

The Company will announce related Board Committee changes and Rudy’s successor as senior independent Director as soon as possible following these being decided

The Board considered the independence of the current Non-Executive Directors under the 2016 UK Corporate Governance Code (the Code) during 2017. As Chairman, I met the independence criteria prescribed in the Code upon my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for election or re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their character or judgement. Particular consideration was given to the position of Rudy Markham, as described above.

During 2017 the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

1	Notice of Annual General Meeting 2018 and Shareholders’ Circular

Item 6: Directors’ Remuneration Report

The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chairman of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2017 (the 2017 Remuneration Report).

The Statement and the 2017 Remuneration Report can be found on pages 105 to 125 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2017 Remuneration Report. The 2017 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2017. The vote on the Statement and the 2017 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed.

Item 7: Political donations

The purpose of Resolution 7, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act). The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 7, will be disclosed in next year’s Annual Report and Form 20-F Information.

Item 8: Allotment of new shares

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders.

As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the Annual General Meeting in 2019 or the close of business on 18 August 2019, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually.

Paragraph (a)(i)(A) of Resolution 8 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$105,538,811. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 2 April 2018 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 8 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$211,077,622 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 2 April 2018.

At 2 April 2018, no shares in the Company were held as treasury shares.

For information, during 2017, the Directors used equivalent authorities, given to them by shareholders at previous Annual General Meetings, for the purposes of fulfilling the Company’s obligations under its various share plans.

The number of new shares allotted during 2017, the percentage of the Company’s share capital they represented at 31 December 2017 and the share plans in respect of which they were allotted are shown in the following table.

Share allotments during 2017

	No. of shares allotted during 2017	Percentage of issued share capital at 31 Dec 2017
AstraZeneca Share Option Plan[1]	542,197	0.04%
AstraZeneca Savings-Related Share Option Plan[2]	355,918	0.03%
AstraZeneca All- Employee Share Plan[3]	94,066	0.01%
Total number of shares allotted in 2017	992,181	0.08%

[1]	No further options are being granted under this plan.
[2]	HM Revenue & Customs approved UK Save As You Earn Scheme.
[3]	HM Revenue & Customs approved UK Share Incentive Plan.

No other new shares in the Company were allotted during 2017.

Items 9–10: Pre-emption rights

The purpose of Resolutions 9 and 10, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 8) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolutions 9 and 10 ask shareholders to grant this limited waiver.

Apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in Resolution 9 will be limited to the issue of shares for cash up to an aggregate nominal value of US$15,832,404 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 2 April 2018 (being the last practicable date prior to publication of this Notice of AGM).

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	2

Letter from the Chairman continued

Resolution 10 asks shareholders to grant authority to the Directors, in addition to that under Resolution 9, to issue shares for cash up to an aggregate nominal value of US$15,832,404 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents an additional 5% (approximately) of the total ordinary share capital of the Company in issue at 2 April 2018 (being the last practicable date prior to publication of this Notice of AGM). The additional authority granted under Resolution 10 may be used only for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction that the Directors determine to be an acquisition or capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group. In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three-year period (save as permitted in connection with an acquisition or specified capital investment as described above). These authorities will expire at the conclusion of the Annual General Meeting in 2019 or the close of business on 18 August 2019, whichever is earlier.

The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 11: Purchase of own shares by the Company

The purpose of Resolution 11, which is proposed as a special resolution, is to renew the authority granted at last year’s Annual General Meeting which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 126,659,239 (representing less than 10% of the issued share capital of the Company at 2 April 2018) and sets minimum and maximum prices.

No shares were repurchased during 2017 and the Board has no intention of repurchasing shares in 2018. The authority sought under Resolution 11 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

The authority being sought under Resolution 11 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 2 April 2018, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,856,808 representing 0.15% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.18% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the Annual General Meeting in 2019 or the close of business on

18 August 2019, whichever is earlier.

Item 12: Notice period for general meetings

The purpose of Resolution 12, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an Annual General Meeting or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 12 seeks such approval. The flexibility offered by Resolution 12 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed.

Item 13: New Articles of Association

The purpose of Resolution 13, which is proposed as a special resolution, is to adopt new Articles of Association of the Company (the New Articles) in place of the existing Articles of Association of the Company (the Current Articles).

The changes introduced by the New Articles that are likely to be of most interest to shareholders are summarised below. Other changes, which are of a minor, technical or clarifying nature, have not been noted.

Copies of the Current Articles and the New Articles that reflect all of the proposed changes are available for inspection, as noted on page 10.

Hybrid General Meetings

To make it easier for the Company’s shareholders to take part in future general meetings and to increase shareholder engagement, the New Articles permit the Company to hold “hybrid” general meetings where shareholders have the option to attend and participate either in person (in a main location or in specified satellite locations) or virtually by electronic means. The New Articles will not permit the Company to hold wholly virtual general meetings where all attendees are in separate locations. Certain consequential changes to facilitate this amendment have been made throughout the New Articles.

Sale of untraceable shareholders’ shares

The New Articles amend the provisions of the Current Articles relating to shareholders who are considered untraced after a period of twelve years to give the Company more flexibility. They replace the requirement to place notices in newspapers with a requirement for the Company to take reasonable steps to trace the shareholder (including, for example, engaging an asset reunification company or other tracing agent) and let the shareholder know that the Company intends to sell their shares. Shareholders whose shares are sold following this tracing process will not be able to claim the proceeds of sale and the Company can use these funds as the Board thinks fit. Any dividend or other money unclaimed in respect of the sold shares will be forfeited when those shares are sold and cease to remain owing to the Company unless the Board decides otherwise.

3	Notice of Annual General Meeting 2018 and Shareholders’ Circular

Share qualification

The New Articles remove the requirement for a Director to hold, within two months of the date of the Director’s appointment, ordinary shares of the Company of an aggregate nominal amount of US$125, which currently represents 500 ordinary shares. This requirement has been removed because the inclusion in articles of association of such a shareholding qualification is no longer common practice and the cost could hinder the recruitment of new Directors.

The minimum shareholding arrangements, set out in the 2017 Remuneration Report (on page 116 of the Company’s Annual Report), will remain in force. Under these arrangements Executive Directors are required to build up a holding with a value equivalent to a percentage of their base salary (currently 300% in the case of the Chief Executive Officer and 200% in the case of the Chief Financial Officer) within five years of appointment and Non-Executive Directors are encouraged to build up a shareholding with a value approximately equivalent to the Non-Executive Directors’ basic annual fee (or the Chairman’s annual fee, for the Company’s Chairman) over a three-year period.

Chairman’s power to adjourn

To facilitate the administration of the Company’s general meetings, the New Articles widen the power of the chairman of the general meeting to adjourn a general meeting without the consent of the meeting where the chairman is of the opinion that the adjournment would facilitate the conduct of the business of the meeting.

Operation of committees

The New Articles simplify the voting and quorum requirements applicable to committees to whom the Directors have delegated their powers, to streamline the operations of these committees.

Authority to allot and disapplication of pre-emption rights

The provisions in the Current Articles authorising the Directors to exercise their power to allot new shares in the capital of the Company and to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply have been removed in the New Articles because the Directors, in line with investor guidance, have sought and intend to continue to seek these authorities from shareholders annually at the Annual General Meeting.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who do not attend the meeting but who submit a Proxy Form, are counted.

If you received a Proxy Form or Voting Form you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Proxy Form, you should follow the instructions in the email you received notifying you of the availability of the Shareholders’ Circular.

Any registered holder may, if they so wish, register the appointment of a proxy electronically either via the internet or, if holding shares through CREST, using the CREST electronic proxy appointment service. Please refer to the Notes in the Notice of AGM from page 9 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the Notes in the Notice of AGM from page 9 for details.

Yours faithfully,

Leif Johansson

Chairman

13 April 2018

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	4

Notice of Annual General Meeting 2018

and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Friday 18 May 2018 at 2.30pm (BST) at the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY. You will be asked to consider and pass the following resolutions. Resolutions 9 to 13 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary resolutions

1.	To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2017.

2.	To confirm the first interim dividend of US$0.90 (68.9 pence, SEK 7.40) per ordinary share and to confirm, as the final dividend for 2017, the second interim dividend of US$1.90 (133.6 pence, SEK 14.97) per ordinary share.

3.	To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company.

4.	To authorise the Directors to agree the remuneration of the Auditor.

5.	To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for re-election.

a) Leif Johansson (66)

Non-Executive Chairman of the Board

(April 2012*)

Committee membership: Chairman of the Nomination and Governance Committee and member of the Remuneration Committee.

Skills and experience: From 1997 to 2011, Leif was Chief Executive Officer of AB Volvo. Prior to that, he served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of BMS from 1998 to September 2011, serving on the Board’s Audit Committee, and Compensation and Management Development Committee. Leif was Chairman of global telecommunications company,

LM Ericsson, from 2011 until March 2018. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg.

Other appointments: Leif holds board positions at Autoliv, Inc and Ecolean AB. He has been a member of the Royal Swedish Academy of Engineering Sciences since 1994 and is also a member of the European Round Table of Industrialists.

b) Pascal Soriot (58)

Executive Director and CEO

(October 2012*)

Skills and experience: Pascal brings a passion for science and medicine as well as significant experience in established and emerging markets, strength of strategic thinking, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as Chief Operating Officer of Roche’s pharmaceuticals division from 2010 to September 2012 and, prior to that, Chief Executive Officer of Genentech, a biologics business, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior management roles in numerous major companies around the world. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.

c) Marc Dunoyer (65)

Executive Director and CFO

(November 2013*)

Skills and experience: Marc’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GSK, has given him extensive industry experience, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. Marc is a qualified accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, GPPS from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC, Paris and a Bachelor of Law degree from Paris University.

d) Geneviève Berger (63)

Non-Executive Director

(April 2012*)

Committee membership: Member of the Science Committee and oversees sustainability matters on behalf of the Board.

Skills and experience: Geneviève was Chief Science Officer at Unilever PLC & NV, and a member of the Unilever Leadership Executive from 2008 to April 2014. She holds three doctorates – in physics, human biology and medicine – and was appointed Professor of Medicine at l’Université Pierre et Marie Curie, Paris in 2006. Her previous positions include Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière in Paris; Director General at the Centre National de la Recherche Scientifique; Chairman of the Health Advisory Board of the EU Commission; and Non-Executive Director of Smith & Nephew plc.

Other appointments: In May 2015, Geneviève was appointed as a Director of Air Liquide S.A. for a term of four years. She is currently Chief Research Officer at Firmenich SA, Geneva, Switzerland.

e) Philip Broadley (57)

Non-Executive Director

(April 2017*)

Committee membership: Member of the Audit Committee.

Skills and experience: Philip has significant financial and international business experience, having previously been Group Finance Director of Prudential plc for eight years and Old Mutual plc for six years. He started his career at Arthur Andersen where he was a partner for seven years. He is a past Chairman of the 100 Group of Finance Directors in the UK and has served as a member of the Code Committee of The Takeover Panel. He is a Fellow of the Institute of Chartered Accountants in England and Wales. He graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford and has a MSc in Behavioural Science from the London School of Economics.

Other appointments: Philip chairs the Audit Committee of Legal & General Group plc. He is a member of the Oxford University Audit Committee, Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College.

f) Graham Chipchase (55)

Non-Executive Director

(April 2012*)

Committee membership: Chairman of the Remuneration Committee and member of the Nomination and Governance Committee.

Skills and experience: Graham is Chief Executive Officer and a Director of Brambles Limited, the global supply-chain logistics company listed on the Australian Securities Exchange. Brambles operates in over 60 countries, primarily through the CHEP and IFCO brands. Graham served as Chief Executive Officer of global consumer packaging company, Rexam PLC from 2010 to 2016 after serving at Rexam as Group Director, Plastic Packaging and Group

*	Date of first appointment or election to the Board.

5	Notice of Annual General Meeting 2018 and Shareholders’ Circular

Finance Director. Previously, he was Finance Director of Aerospace Services at the global engineering group GKN PLC from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held various finance roles in the industrial gases company The BOC Group PLC (now part of The Linde Group). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Other appointments: Chief Executive Officer of Brambles Limited.

g) Deborah DiSanzo (58)

Non-Executive Director

(December 2017*)

Skills and experience: Deborah is the global General Manager for IBM Watson Health, the business unit founded to achieve IBM’s next ‘moonshot’. Deborah is widely recognised by multiple organisations as a top health influencer, including publications Health Data Management and Modern Healthcare, and is a sought-after speaker at healthcare and women in technology venues, including the Forbes Healthcare Summit and Aspen Ideas Festival. Deborah has a distinguished career working at the intersection of healthcare and technology. Prior to joining IBM, she was CEO of Philips Healthcare. Previously, she held management roles at Agilent, Hewlett-Packard and Apollo Computer.

Other appointments: Director of ReWalk Robotics, Inc.

h) Rudy Markham (72)

Senior independent Non-Executive Director

(September 2008*)

Committee membership: Chairman of the Audit Committee and member of the Remuneration Committee and Nomination and Governance Committee.

Skills and experience: Rudy has significant international business and financial experience, having formerly held various senior commercial and financial positions with Unilever, culminating in his appointment as its Chief Financial Officer. He has also served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012, as Chairman and a Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust, and as a Non-Executive Director of Legal & General Group plc.

Other appointments: Rudy is a non-executive member of the Board of United Parcel Services Inc. He is also Vice Chairman of the Supervisory Board of Corbion NV (formerly CSM NV), a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers.

i) Sheri McCoy (59)

Non-Executive Director

(October 2017*)

Committee membership: Member of the Audit Committee.

Skills and experience: Until February 2018 Sheri was Chief Executive Officer and a Director of Avon Products, Inc. Prior to joining them in 2012, she had a distinguished 30-year career at Johnson & Johnson, latterly serving as Vice Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments that represented more than 60% of the company’s revenues.

Sheri joined Johnson & Johnson as a scientist in research and development and subsequently managed businesses in every major product sector, including consumer, prescription medicines and medical devices, holding positions including Worldwide Chairman, Surgical Care Group and Division President, Consumer. Sheri has experience in mergers and acquisitions and management of complex global structures. She holds a Bachelor of Science degree in textile chemistry from the University of Massachusetts Dartmouth, a Master’s degree in chemical engineering from Princeton University and an MBA from Rutgers University, both in New Jersey, US.

Other appointments: Sheri serves on the boards of Certara, a private company focused on biosimulation in drug development and regulatory sciences; Catalyst, a global nonprofit that helps build workplaces that work for women; and Stonehill College. She has also been nominated for election to the board of Stryker Corporation in May 2018.

j) Nazneen Rahman (51)

Non-Executive Director

(June 2017*)

Committee membership: Member of the Science Committee.

Skills and experience: Nazneen is Head of the Division of Genetics and Epidemiology at the Institute of Cancer Research (ICR), London; Head of the Cancer Genetics Unit at the Royal Marsden NHS Foundation Trust; and Director of the TGL clinical gene testing laboratory at the ICR. Her research harnesses her scientific and clinical expertise to identify and clinically implement human disease genes. She has a strong focus on cancer predisposition genes, in which she is an internationally-recognised expert and has discovered many such genes during her career, particularly for breast, ovarian and childhood cancers. Nazneen qualified in medicine from Oxford University in 1991, gained her Certificate of Completion of Specialist Training in medical genetics in 2001 and completed a PhD in molecular genetics in 1999. She has a strong commitment to open science and science communication and has garnered numerous awards, including a CBE in the 2016 Queen’s birthday honours in recognition of her contribution to medical sciences.

Other appointments: Nazneen is a member of the scientific advisory board of Genomics plc and the advisory board of Wellcome Open Research.

k) Shriti Vadera (55)

Non-Executive Director

(January 2011*)

Committee membership: Member of the Audit Committee and the Remuneration Committee.

Skills and experience: Shriti has significant knowledge of global finance, emerging markets and public policy. She has advised governments, banks and investors on the Eurozone crisis, the banking sector, debt restructuring and markets. She is a member of the G20 CEO Advisory Group and of the International Advisory Council of Asia House. Shriti is also Chairman of the European Financial Services Chairmen’s Advisory Committee, TheCityUK. She has served as a Minister in the UK Cabinet Office, and Business and International Development Departments. She has also served on the Council of Economic Advisers, HM Treasury, where she focused on business and international economic issues. Prior to that, Shriti spent 14 years in investment banking with SG Warburg/UBS.

Other appointments: Shriti is Chairman of Santander UK plc and Senior Independent Director of BHP Billiton.

l) Marcus Wallenberg (61)

Non-Executive Director

(April 1999*)

Committee membership: Member of the Science Committee.

Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999.

Other appointments: Marcus is Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB. He is a member of the boards of Investor AB, Temasek Holdings Limited, and the Knut and Alice Wallenberg Foundation.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	6

Notice of Annual General Meeting 2018

and Shareholders’ Circular continued

6.	To approve the annual statement of the Chairman of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2017, as set out on pages 105 to 125 of the Annual Report, in accordance with section 439 of the Companies Act 2006.

7.	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to:

(a)	make donations to political parties and/or independent election candidates;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure

during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

8.	That:

(a)	the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$105,538,811; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$211,077,622 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:

(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 18 August 2019); and

(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c)	paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

Special resolutions

9.	That subject to the passing of Resolution 8, as set out in the Notice of AGM of the Company convened for 18 May 2018, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment.

This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 18 August 2019), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the
Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 8(a)(i) (B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(c)	in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$15,832,404.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted.

10.	That subject to the passing of Resolution 8, as set out in the Notice of AGM of the Company convened for 18 May 2018, and in addition to any power given to them pursuant to Resolution 9 in the Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 8 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 18 August 2019), but the

7	Notice of Annual General Meeting 2018 and Shareholders’ Circular

Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	in the case of the authority granted under Resolution 8(a)(i)(A) shall be limited to the allotment of equity securities for cash up to an aggregate nominal amount of US$15,832,404 and provided that the allotment is for the purposes of financing (or refinancing, if the power is used within six months of the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-emption Rights most recently published by the Pre-emption Group prior to the date of the Notice of AGM.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 8 in the Notice of AGM’ were omitted.

11.	That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 126,659,239;

(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of:

(i)	an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(ii)	an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange trading service SETS.
This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2019 or, if earlier, at the close of business on 18 August 2019 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

12.	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

13.	That with immediate effect the Articles of Association produced to the AGM and initialled by the Chairman of the AGM for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board:

A C N Kemp

Company Secretary

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 1 Francis Crick Avenue,

Cambridge Biomedical Campus,

Cambridge CB2 0AA

13 April 2018

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	8

Notice of Annual General Meeting 2018

and Shareholders’ Circular continued

Notes

Security at the AGM

We take the safety of our shareholders and the security of the AGM very seriously. As usual, we will implement a range of security measures at the AGM, based on a thorough assessment of potential risks. We kindly request that everybody entering the AGM meeting room allows their bag or briefcase to be searched. If you are happy to allow a search, you will be welcome to take your bag or briefcase into the meeting room with you. Otherwise, we will politely require you to leave it in the cloakroom for the duration of the meeting. For the safety and security of our shareholders, photography and filming will not be permitted in the AGM meeting room.

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30pm (BST) on Wednesday 16 May 2018 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30pm (BST) on Wednesday 16 May 2018, or if this meeting is adjourned, in the register of members after 6.30pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	Completing and returning the Proxy Form; or
>	Going to the Shareview website, www. shareview.co.uk; or
>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

Webcast of AGM proceedings

Shareholders who are unable to attend the AGM may wish to observe the meeting by joining the webcast that will be accessible via the AstraZeneca website at www.astrazeneca.com/AGMwebcast2018.

Deadline for receipt of Proxy Form

To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) on Wednesday 16 May 2018, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote

and Shareview websites

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click “view” on the “My Investments” page, click on the link to vote and then follow the on screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of corporate representatives

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

>	If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
>	In other cases, the power is treated as not exercised.

9	Notice of Annual General Meeting 2018 and Shareholders’ Circular

Nominated Persons

Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Poll voting

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.

Members’ requests under section 527 of the Companies Act 2006

Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last Annual General Meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Members’ rights to ask questions

Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Documents available for inspection

The following information may be inspected during business hours at the Company’s registered office and at the offices of Freshfields Bruckhaus Deringer LLP (65 Fleet Street, London EC4Y 1HS) and will on the day of the AGM be available for inspection at the Royal Lancaster London Hotel, Lancaster Terrace, London W2 2TY from 2.15pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2017; (4) a copy of the Company’s existing Articles of Association; and (5) a copy of the new Articles of Association that shareholders are asked to adopt under Resolution 13 (initialled by the Chairman for the purposes of identification).

Total voting rights

At 2 April 2018 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,266,592,393 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 2 April 2018 were 1,266,592,393.

Voting results

The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com as soon as reasonably practicable following the conclusion of the AGM.

Updated information

Updates to certain items of information in the Company’s Annual Report and Form 20-F Information 2017 are provided below, to provide more up to date figures following the publication of the Annual Report:

>	On 2 April 2018, the proportion of ordinary shares represented by American Depositary Receipts (ADRs) was 18.0% of the ordinary share capital of the Company in issue on that date.
>	On 2 April 2018, the number of registered holders of ordinary shares was 90,549 (of which 700 were in the US) and the number of record holders of ADRs on the same date was 1,843 (of which 1,821 were in the US).
>	On 2 April 2018, there were options outstanding to subscribe over 1,856,808 ordinary shares of the Company, with subscription prices in the range of 2280–3929 pence (weighted average subscription price 3254 pence) and normal expiry dates from 2018 to 2023.
>	In the period between the 31 December 2017 and the date one month before publication of this Notice of AGM and Shareholders’ Circular, one Director transacted in the Company’s shares. Philip Broadley purchased 415 Ordinary Shares of $0.25 each in the Company at a price of 4846.3645 pence per share on 2 February 2018.

AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	10

Registered office and corporate headquarters	Ordinary Share Registrar
AstraZeneca PLC	Equiniti
1 Francis Crick Avenue	Aspect House
Cambridge Biomedical Campus	Spencer Road
Cambridge CB2 0AA	Lancing
UK	West Sussex BN99 6DA
Tel: +44 (0)20 3749 5000	UK
Tel: (freephone in the UK) 0800 389 1580
Investor relations	Tel: (outside the UK) +44 (0)121 415 7033
UK: as above
Swedish Central Securities Depository
US:	Euroclear Sweden AB
Investor Relations	PO Box 191
AstraZeneca Pharmaceuticals LP	SE-101 23 Stockholm
One MedImmune Way	Sweden
Gaithersburg MD 20878	Tel: +46 (0)8 402 9000
US
Tel: +1 (301) 398 0000	ADR Depositary
Citibank Shareholder Services
PO Box 43077
Providence
RI 02940-3077
US
Tel: (toll free in the US) +1 888 697 8018
Tel: (outside the US) +1 781 575 4555
citibank@shareholders-online.com

A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006, is available online at www.astrazeneca.com/noticeofmeeting2018.